Exhibit 2.2


                   LICENSE ASSIGNMENT AND AMENDMENT AGREEMENT


     This LICENSE ASSIGNMENT AND AMENDMENT AGREEMENT, dated as of October 9, 2001 (this "Agreement"), by and among DR. NICHOLAS BODOR, an individual ("Bodor"), PHARMOS CORPORATION, a Nevada corporation ("Pharmos"), and BAUSCH & LOMB INCORPORATED, a Delaware corporation ("B&L"). References to Bodor, Pharmos and B&L hereunder shall include each of their respective agents, nominees, designees, successors, assigns, heirs or other successors-in-interest.

                              W I T N E S S E T H:

     WHEREAS, Pharmos has agreed to sell B&L its ophthalmic business comprising or relating to the development or commercialization of products using loteprednol etabonate ("LE") as an active ingredient for the treatment, prevention and/or diagnosis of any disease, disorder and/or condition of the eye, in humans or in animals (collectively, the "LE Business"), pursuant to an Asset Purchase Agreement, dated as of the date hereof, by and between Pharmos and B&L (the "Asset Purchase Agreement") and its related agreements and transactions (collectively, the "Transaction");

     WHEREAS, a condition of B&L's obligations under the Asset Purchase Agreement is the assignment by Pharmos to B&L of all of its rights under the License Agreement, dated as of April 1, 1993, by and between Bodor and Pharmos (the "Bodor License Agreement") ;

     WHEREAS, Bodor agrees to (i) consent to the assignment from Pharmos to B&L of all of Pharmos' rights and obligations under the Bodor License Agreement;
(ii) the assumption of Pharmos' rights and obligations under the Bodor License Agreement by B&L; (iii) amend the Bodor License Agreement in certain respects; and (iv) waive any claims he may have against Pharmos with respect to the Bodor License Agreement, all subject to and in accordance with the provisions of this Agreement.

     WHEREAS, Pharmos agrees to (i) assign its rights and obligations under the Bodor License Agreement to B&L; (ii) make certain payments to Bodor as provided for herein; (iii) retain no residual or other rights under the Bodor License Agreement; and (iv) waive any claims it may have against Bodor with respect to the Bodor License Agreement, all subject to and in accordance with the provisions of this Agreement; and

     WHEREAS, B&L agrees to (i) assume, and be solely responsible for, all of Pharmos' rights and obligations under the Bodor License Agreement as amended hereby; and (ii) amend the Bodor License Agreement in certain respects, all subject to and in accordance with the provisions of this Agreement.

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     NOW THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Consent by Bodor to Assignment and Release. Bodor hereby consents to the assignment of the Bodor License Agreement from Pharmos to B&L effective as of the date hereof (the "Closing"). By execution hereof and subject only to and conditioned only upon the performance by Pharmos of all of its obligations under this Agreement, effective as of the Closing Bodor hereby releases and forever discharges Pharmos, its agents and representatives, and their respective successors and assigns from any and all liability for claims, rights, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, executions and demands whatsoever, in law or equity, which Bodor ever had, now has or hereafter can, shall or may have, relating to the Bodor License Agreement and the Stipulation of Settlement dated April 18, 1996 between Pharmos and Bodor (the "Stipulation of Settlement") or the subject matter related thereto, including, without limitation, any claims to any amounts owed to Bodor for licensing or sublicensing fees, royalties, maintenance fees, incentive milestone payments or otherwise.

2. Payments by Pharmos to Bodor, Other Consideration and Release. In consideration for Bodor's agreements provided in Section 1 above, Pharmos agrees to the following:

(a) In connection with the closing of the Transaction, Pharmos shall pay to Bodor 11% of the "Cash Consideration," as defined under the Asset Purchase Agreement, Pharmos receives from B&L, which relates to its sale of its Lotemax and Alrex products, payable to Bodor as follows:

     (i)  $1,493,678.10 [6%] to be paid to Bodor by Pharmos at the Closing; and

     (ii) $1,244,731.80 [5%] to be paid to Bodor by Pharmos on the first anniversary of the Closing(the "Second Payment"). To secure the obligation of Pharmos to make the Second Payment, Pharmos will deliver to Bodor at the Closing a standby letter of credit or a bank guaranty in the amount of the Second Payment in form reasonably satisfactory to Bodor.

(b) At the Closing, Pharmos will also pay to Bodor the sum of $200,000 to offset Bodor's closing, legal and other costs associated with the Transaction and the transactions contemplated by this Agreement.

(c) Pharmos shall pay to Bodor 11% of the cash proceeds, if any, it receives from B&L as the "First Contingent Payment" (as defined in the Asset Purchase Agreement), which relates to Pharmos' LET (as defined in the Asset Purchase Agreement) product, which amount will be payable to Bodor upon Pharmos's receipt of the First Contingent Payment from B&L.

(d) Pharmos shall pay to Bodor 14.3% of the cash proceeds, if any, it receives from B&L as the "Second Contingent Payment" (as defined in the Asset Purchase Agreement), which also

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


     relates to LET, which amount will be payable to Bodor upon Pharmos' receipt of the Second Contingent Payment from B&L.

(e) All payments to be made to Bodor hereunder shall be in the form of wire transfers in immediately available funds, based on instructions to be given to Pharmos from Bodor.

(f) Effective as of the Closing, Pharmos hereby waives and relinquishes any and all rights it has under the Stipulation of Settlement, including without limitation, the right to recoupment of royalty advances previously made by Pharmos to Bodor, the current balance of which is approximately $143,000.

(g) Effective as of the Closing, Pharmos (i) hereby relinquishes any and all rights it has under the Bodor License Agreement and (ii) no longer shall have any rights under the Bodor License Agreement.

(h) By execution hereof and subject only to and conditioned only upon the obligations of Bodor under this Agreement, effective as of the Closing, Pharmos hereby releases and forever discharges Bodor, his agents and representatives, and their respective successors and assigns from any and all liability for claims, rights, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, executions and demands whatsoever, in law or equity, Pharmos ever had, now has or hereafter can, shall or may, have relating to the Bodor License Agreement and the Stipulation of Settlement or the subject matter related thereto, including, without limitation, any claims to any amounts owed by Bodor for royalty advances or otherwise.

3. Assumption of Bodor License Agreement. Effective as of the Closing, B&L hereby assumes and shall be solely responsible for all of the obligations and liabilities of Pharmos as licensee under the Bodor License Agreement, as amended hereby, including the liabilities of Pharmos for all royalty payments arising after August 31, 2001 pursuant to Section 4.1(a)(i) and 4.1(b) of the Bodor License Agreement. Bodor agrees that effective as of the Closing, Pharmos shall have no further obligations or liabilities under the Bodor License Agreement.

4. Amendment of Bodor License Agreement. B&L and Bodor agree that, effective as of the Closing, the Bodor License Agreement is hereby amended as follows:

(a)  to change all references therein to "Pharmos" to "B&L";

(b) to substitute the addresses set forth in Section 16 hereof for the addresses set forth in Section 12.3 of the Bodor License Agreement;

(c)  to delete from Section 1.7 all references to nasal and otic;

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


(d) all references to calendar periods are hereby changed to the corresponding B&L fiscal period based upon the fiscal year of B&L which is the 52 or 53 week period ending on the last Saturday of each December;

(e) the introduction of Section 1.10 is hereby amended to read " `Net Sales' means the price actually charged by B&L in the sale of a Licensed Product, including without limitation, sales to distributors, less:" and the provisions of Subsections (a), (b) and (c) of Section 1.10 shall remain in full force and effect without amendment;

(f) Section 1.12 is hereby amended by changing the word "Australia" to "Austria";

(g)  Section 3.5 is deleted in its entirety;

(h) Section 4.8 is hereby amended to provide that royalty payments to Bodor will be made on a monthly basis within forty five (45) days after the end of the month for which such royalty payments are due, rather than a quarterly basis;

(i) Section 4.8(b) is hereby amended to permit accounting of sales and receipts by B&L to be reported by individual B&L reporting units;

(j) Section 4.9(a) is hereby amended to provide that B&L shall maintain the records referred to therein in accordance with B&L records retention policies as in effect from time to time, including, without limitation, policies relating to duration of records retention, and that such records shall be available for examination by Bodor as provided in Section 4.9(a);

(k) Section 12.1 is hereby deleted in its entirety and replaced with the following:

     "Section 12.1 Assignment. This Agreement shall not be assigned by either party without the prior written consent of the other party; provided, however, that B&L may assign its rights under this Agreement to: (i) any corporation, partnership, joint venture or other business entity which controls, is controlled by, or is under common control with B&L (a "B&L Affiliate"); (ii) any purchaser of all or substantially all of the assets of B&L; (iii) any purchaser of all or substantially all of the assets of any B&L Affiliate; or (iv) any purchaser of less than substantially all of the assets of B&L or any B&L Affiliate; provided, however, in the case of
     (ii), (ii) and (iv), that the assets being purchased include all or substantially all of the Assets of the Business (as defined below); and provided further, however, in the case of (iii) and (iv), if the value of the Assets of the Business (as defined below) represents 33 1/3% or more of the value of all of the assets being purchased pursuant to such transaction, then no such assignment shall become effective unless prior thereto Bodor receives 14.3% of the product derived by multiplying the aggregate consideration received by B&L or any B&L Affiliate from the assignee times the percentage that the value of the Assets of the Business represent to the total value of the assets being sold. The value of the Assets of the Business and the value of all of the assets being sold shall be determined by a nationally recognized investment banking firm that has not been retained by or on behalf of B&L or Bodor at any

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     time during the three (3) year period immediately preceding the date of the engagement of such investment banking firm (an "Independent Investment Banker") mutually agreed upon in good faith by the parties. If Bodor and B&L are not able to mutually agree upon an Independent Investment Banker within ten (10) days, the parties shall each appoint an Independent Investment Banker (the costs of which shall be borne by the party engaging the Independent Investment Banker) and the two Independent Investment Bankers shall select a third Independent Investment Banker to decide the dispute. The costs of the Independent Investment Banker which decides the dispute shall be borne equally by Bodor and B&L and its decision shall be binding on Bodor and B&L. In the event that the consideration received by B&L or any B&L Affiliate in a transaction described in clauses (iii) or
     (iv), above, is received in the form of cash, one (1) or more promissory notes, securities or any combination thereof, the amount to be paid to Bodor pursuant to this Section, if any, shall be paid in the same forms and proportions as received by B&L or any B&L Affiliate. In the event that the consideration received by B&L or any B&L Affiliate in a transaction described in clauses (iii) or (iv), above, is received in any form other than cash, one (1) or more promissory notes or securities, the Independent Investment Banker shall determine the value of the consideration received by B&L or such B&L Affiliate, and the amount to be paid to Bodor pursuant to this Section, if any, shall be paid in cash. The "Assets of the Business" means all assets of B&L's ophthalmic business, whether conducted through B&L or a B&L Affiliate, to the extent, and only to the extent, comprising or relating to the development or commercialization of Licensed Products for the treatment, prevention and/or diagnosis of any disease, disorder and/or condition of the eye, in humans or in animals. The parties affirmatively acknowledge and agree that the outsourcing by B&L or any B&L Affiliate to any third party of the manufacture of any of the Licensed Products for exclusive supply to B&L or any B&L Affiliate shall not constitute an assignment by B&L or any B&L Affiliate and shall not constitute a Third Party Sublicense (as defined in Section 4.2). This Agreement shall be the obligation of each party hereto and other successors and assigns of each party hereto."

(l) Section 12.5 is hereby amended to add a new subsection (f) which shall read as follows:

     "B&L shall disclose to Bodor all data and reports, including toxicology reports and clinical reports, developed by or at the request of B&L, which relate to the development of Licensed Products under the Licensed Patents. B&L shall provide such data and reports to Bodor within thirty (30) days of the completion or internal publication within B&L of any such data and reports. Bodor shall disclose to B&L all data and reports, including toxicology reports and clinical reports, developed by or at the request of Bodor or otherwise provided to Bodor, which relate to the development of Licensed Products under the Licensed Patents. Bodor shall provide such data and reports to B&L within thirty (30) days of the completion of any such data or reports. Bodor agrees to treat information they receive from the other party pursuant to this Section 12.5(f) as Proprietary Information, provided, however, that notwithstanding the provisions of Section 7.6(a), B&L acknowledges and agrees that Bodor and his licensees have the right to use and reference the Drug Master Files, Investigational Drug Files and New Drug Application files that relate to the development of Licensed

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


     Products under the Licensed Patents. Within ten (10) days after a request by Bodor, B&L will provide Bodor a letter confirming that Bodor and his other licensees have the right to use and reference the Drug Master Files, Investigational Drug Files and New Drug Application files which relate to the development of Licensed Products under the Licensed Patents."

(m) The last sentence of Section 12.5(d) is hereby amended to read in its entirety as follows: "B&L will use its commercially reasonable efforts to provide to Bodor its annual marketing plans and sales forecasts for Licensed Products within thirty (30) days following their finalization."

All other provisions of the Bodor License Agreement not in conflict with any of the above amendments shall remain in full force and effect. In the event of conflict between the provisions of the Bodor License Agreement and the above amendments, the above amendments shall prevail.

5. Sipsy. After the Closing, B&L agrees that Bodor and his licensees shall continue to have the right to purchase unlimited quantities of LE directly from SIPSY Chemical Corporation ("SIPSY"), provided that such purchases do not materially interfere with or impede B&L's commercial efforts with regard thereto. Not later than March 31 of each year, each of B&L and Bodor shall deliver to the other a good faith estimate of the quantity of LE that it intends to purchase from SIPSY during the next calendar year. B&L shall have the right to purchase quantities of LE from SIPSY in excess of its estimate provided that B&L shall not purchase LE from SIPSY in excess of its estimate to the extent that Sipsy informs B&L that such purchase would prohibit SIPSY from supplying Bodor the quantity of LE equal to Bodor's estimate for such calendar year. Bodor agrees that he will not use, directly or indirectly, the LE purchased from SIPSY in a manner that competes, directly or indirectly, with B&L's use of LE in accordance with the Bodor License Agreement at any time following the Closing.

6. Stipulation of Settlement. Effective as of the Closing, the Stipulation of Settlement is hereby terminated and the provisions thereof shall no longer be of any force and effect.

7. Asset Purchase Agreement; Termination. Pharmos and B&L each represent and warrant to Bodor, on their own behalf only, that Bodor has been provided with the final executed copy of the Asset Purchase Agreement, including all exhibits and schedules thereto, which represents the entire agreement, between the parties with respect to the sale of the LE Business and the consideration to be paid by B&L to Pharmos with respect thereto. Pharmos and B&L each covenant and agree, as to itself only, not to amend the Asset Purchase Agreement after the Closing without the prior written consent of Bodor in any respect that would materially affect the rights of Bodor hereunder.

8. Representations and Warranties of Bodor. Bodor hereby represents and warrants to Pharmos and to B&L, as of the date hereof and as of the Closing, that: (i) the execution, delivery and performance of this Agreement by Bodor and the consummation of the transactions contemplated hereby do not and will not constitute a breach of any agreement to which he is a party or violate any provision of any law to which he is subject; (ii) no consent of any person or governmental entity is required in connection with the execution or delivery of this Agreement by Bodor or the

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consummation of the transactions contemplated hereby; (iii) there are no actions, suits, proceedings, orders, grievance proceeding or claims pending or, to Bodor's knowledge, threatened against him relating to the Bodor License Agreement or this Agreement, or the subject matter thereof and hereof; (iv) there is no default, or event which with the passage of time would constitute a default, under the Bodor License Agreement by either Bodor or Pharmos; (v) at the Closing, upon consummation of the transactions contemplated by this Agreement, there will be no amounts owed Bodor by Pharmos or Pharmos by Bodor other than as separately identified and provided in this Agreement; (vi) Bodor has been provided with what Pharmos and B&L represent and warrant is a final, executed copy of the Asset Purchase Agreement, including all exhibits and schedules thereto, and has had an opportunity to review the Asset Purchase Agreement, including all exhibits and schedules thereto, and this Agreement with his counsel; (vii) all Incentive Milestone Payments due or to become due to Bodor pursuant to the Bodor License Agreement with respect to LE, including without limitation any combination products including LE, have been made by Pharmos prior to the date hereof and no further Incentive Milestone Payments will be incurred or become payable with respect to LE or any combination product including LE after the date hereof; and (viii) there are no sales by Pharmos or its sublicensees in countries that do not provide patent protection for the Licensed Patents for any reason and where any person or entity has commenced sales of Licensed Products or products that would have been forbidden had patent protection been available in such countries such that a reduced royalty is paid in connection with sales of LE by Pharmos or its sublicensees in such countries as provided in Section 4.7 of the Bodor License Agreement; (ix) attached as Exhibit A hereto is a true, correct and complete listing of all countries in which Bodor has filed for and obtained patent protection with respect to LE, which patent protection is presently in effect, and the scheduled expiration dates contained in such patent protections are as set forth in Exhibit A; and
(x) the Bodor License Agreement is in full force and effect and is enforceable in accordance with its terms, and effective as of the Closing, upon consummation of the transactions contemplated by this Agreement, the Bodor License Agreement, as amended herein, will be enforceable against Bodor by B&L.

9. Representations and Warranties of Pharmos. Pharmos hereby represents and warrants to Bodor and B&L, as of the date hereof and as of the Closing, that:
(i) this Agreement has been authorized by the Board of Directors of Pharmos, and the execution, delivery and performance of this Agreement by Pharmos and the consummation of the transactions contemplated hereby do not and will not constitute a breach of the Articles of Incorporation or By-laws of Pharmos or any agreement to which Pharmos is a party or violate any provision of any law to which it is subject; (ii) no consent of any person or governmental entity is required in connection with the execution or delivery of this Agreement by Pharmos or the consummation of the transactions contemplated hereby; (iii) there are no actions, suits, proceedings, orders, grievance proceeding or claims pending or, to Pharmos' knowledge, threatened against it relating to the Bodor License Agreement or this Agreement, or the subject matter thereof and hereof;
(iv) there is no default, or event which with the passage of time would constitute a default, under the Bodor License Agreement by either Bodor or Pharmos; (v) as of the Closing, upon consummation of the transactions contemplated by this Agreement, there will be no amounts owed Bodor by Pharmos or Pharmos by Bodor other than as separately identified and provided in this Agreement; and (vi) at the Closing, upon consummation of the transactions contemplated by this Agreement, the Bodor License Agreement, as amended herein, will be enforceable against Bodor by B&L.

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10. Representations and Warranties of B&L. B&L hereby represents and warrants to
Bodor, as of the date hereof and as of the Closing, that: (i) this Agreement has been duly authorized by B&L, and the execution, delivery and performance of this Agreement by B&L and the consummation of the transactions contemplated hereby do not and will not constitute a breach of the Certificate of Incorporation or By-laws of B&L or any agreement to which B&L is a party or violate any provision of any law to which it is subject; (ii) no consent of any person or governmental entity is required in connection with the execution or delivery of this Agreement by B&L or the consummation of the transactions contemplated hereby;
(iii) there are no actions, suits, proceedings, orders, grievance proceeding or claims pending or to B&L's knowledge, threatened against, it relating to this Agreement or the subject matter hereof; and (iv) as of the Closing, the Bodor License Agreement, as amended herein, will be enforceable against B&L by Bodor, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws affecting the enforcement of creditors rights generally and to general equitable principles.

11. Marketing Plans; B&L Liaisons. B&L has disclosed to Bodor its contemplated plans with respect to marketing Lotemax and Alrex. Bodor acknowledges that (i) he has been afforded an opportunity to ask questions of B&L representatives familiar with such plans and to request additional information relative to such plans, (ii) he has had a reasonable and sufficient time to review such plans, and (iii) B&L may modify such plans in its sole discretion, in which case Bodor shall have no recourse against B&L as a result of any such modifications. B&L covenants and agrees with Bodor that following the Closing, B&L will provide to Bodor reasonable access to senior B&L marketing personnel for the purpose of obtaining information with respect to the marketing of Lotemax and Alrex. After the Closing, B&L will designate a senior marketing employee at B&L who is responsible for marketing Lotemax, Alrex and, if applicable, LET with whom Bodor may discuss matters relating to the Bodor License Agreement and this Agreement.

12. Further Assurances. The parties hereto agree to timely execute such other agreements, assignments, consents, waivers or other documents reasonably necessary to further give effect to or evidence the agreements hereunder.

13. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of Bodor, Pharmos and B&L and their respective successors and assigns.

14. Governing Law. This Agreement shall be deemed to be a contract entered into pursuant to the laws of the State of New York and shall in all respects be governed, construed, applied and enforced in accordance with the laws of the State of New York.

15. No Admissions by Pharmos. Neither this Agreement, nor any previous written or oral communications between Pharmos and Bodor, and their respective agents and advisors, constitutes any admission by Pharmos that the execution and delivery of the Asset Purchase Agreement and/or the consummation of the Transactions entitles Bodor to any payments within the existing provisions of the Bodor License Agreement or otherwise.

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16. Notices. All notices and other communications hereunder and under the Bodor
License Agreement shall be in writing and shall be deemed given if delivered personally or upon sending a copy thereof by first class or express mail, postage prepaid, or by telegram (with messenger service specified), or reputable overnight courier services, charges prepaid, to such party's address (or to such party's telecopier):

     If to Bodor, to:

          Dr. Nicholas Bodor
          10101 Collins Avenue, #4A
          Bal Harbour, Florida 33154

     With a copy to:

          Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. 150 West Flagler Street
          Miami, Florida 33130
          Attention:  Thomas J. Quarles, Esq.

     If to Pharmos to:

          Pharmos Corporation
          99 Wood Avenue South, Suite 301
          Iselin, New Jersey  08830
          Attention:  Chief Financial Officer

     With a copy to:

          Ehrenreich Eilenberg & Krause LLP

          11 East 44th Street, 17th Floor
          New York, New York  10017
          Attention: Adam D. Eilenberg, Esq.

     If to B&L, to:

          Bausch & Lomb Incorporated
          One Bausch & Lomb Place
          Rochester, New York  14604-2701
          Attention:  Vice President Business Development

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     With a copy to:

          Bausch & Lomb Incorporated
          One Bausch & Lomb Place
          Rochester, New York  14604-2701
          Attention:  General Counsel

     and to:

          Nixon Peabody LLP
          P.O. Box 31051
          Rochester, New York  14603
          Attention:  Lori B. Green, Esq.

or to such other Person or address as any of the foregoing may have designated for that purpose by notice to the others.

17. Miscellaneous. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and may not be modified in any manner or terminated except by an instrument in writing executed by the parties hereto. If any term, covenant or condition of this Agreement is held to be invalid, illegal or unenforceable in any respect, this Agreement shall be construed without such provision. This Agreement may be executed in several counterparts, each of which counterparts shall be deemed an original instrument and all of which together shall constitute a single Agreement. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural and vice versa.


                  [Remainder of page left intentionally blank]

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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first set forth above.


                                        PHARMOS CORPORATION


                                        By:  /s/ Robert W. Cook
                                             -------------------------------
                                                 Name:  Robert W. Cook
                                                 Title: Executive Vice President


                                        NICHOLAS BODOR, Ph.D., D.Sc.


                                             /s/  Nicholas Bodor
                                             -------------------------------


                                        BAUSCH & LOMB INCORPORATED


                                        By:  /s/ Stephen McCluski
                                             -------------------------------
                                                 Name:  Stephen McCluski
                                                 Title: Senior Vice President

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List of Omitted Exhibits to License Assignment and Amendment Agreement .

Exhibit A   Patent Protection with Respect to LE

The Registrant will furnish supplementally a copy of any such Exhibit to the Commission upon request.